UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January, 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change January 9, 2012
Item 3	News Release The news release dated January 9, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on January 9, 2012.
Item 4
Summary of Material Change

The Company reports that it has been authorized to list its common shares on the New York Stock Exchange (“NYSE”) and intends to begin trading on the NYSE on January 12, 2012 under the symbol “PVG”.  It will commemorate the listing by ringing the opening bell that day.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated January 9, 2012.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 9th day of January, 2012

January 9, 2012	News Release 12-01

Pretium Resources Inc. To List on NYSE Under Symbol “PVG”

Vancouver, British Columbia January 9, 2012; TSX:PVG - Pretium Resources Inc. (“Pretivm”) is pleased to report that it has been authorized to list its common shares on the New York Stock Exchange (“NYSE”).  Pretivm intends to begin trading on the NYSE on January 12, 2012 under the symbol “PVG”, and will commemorate the listing by ringing the opening bell that day.

“We have made rapid progress since our launch just over a year ago with exploration success and a significant growth in gold resources,” said Robert Quartermain, Pretivm’s President and Chief Executive Officer.  “The NYSE listing provides an additional platform to expand Pretivm’s international profile and broaden our investor base.”

Pretivm will retain its primary listing on the Toronto Stock Exchange under the trading symbol “PVG”.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack, which hosts a significant undeveloped high-grade gold resource.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
Name: Joseph J. Ovsenek
Title: Vice President, Chief Development Officer